UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File No. 0-53646

Eagleford Energy Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

TABLE OF CONTENTS

1.                Eagleford Energy Corp. Notice of Annual and Special Meeting of Shareholders and Record Date, dated January 5, 2016, as filed on SEDAR on January 6, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 15, 2016	EAGLEFORD ENERGY CORP.

By: /s/ James Cassina
Name: James Cassina
Title: President

Item 1

TMX Equity Transfer Services	200 University Ave., Suite 400
Toronto, Ontario M5H 4H1
T 416.361.0152 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

January 5, 2016

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	EAGLEFORD ENERGY CORP

Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer.

1.	ISIN:	CA27004H1010

	CUSIP:	27004H101

2.	Date Fixed for the Meeting:	February 29, 2016

3.	Record Date for Notice:	January 29, 2016

4.	Record Date for Voting:	January 29, 2016

5.	Beneficial Ownership Determination Date:	January 29, 2016

6.	Classes or Series of Securities that entitle	COMMON
the holder to receive Notice of the Meeting:

7.	Classes or Series of Securities that entitle	COMMON
the holder to vote at the meeting:

8.	Business to be conducted at the meeting:	Annual and Special

9.	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	NOT APPLICABLE

10.	Reporting Issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Holders:	NO

11.	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours Truly,

TMX EQUITY TRANSFER SERVICES

“ Fraser Monkman “

Relationship Manager

Fraser.Monkman@tmx.com

tmxequitytransferservices.com